FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                          28 January 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Holding(s) in Company sent to the London Stock Exchange on 28 January 2003.





                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

mmO2 plc

2. Name of shareholder having a major interest

Legal & General Investment Management Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Name                                               Number of Shares

HSBC Global Custody Nominee (UK) Ltd A/c 914945                      1,120,932
HSBC Global Custody Nominee (UK) Ltd A/c 775180                        106,100
HSBC Global Custody Nominee (UK) Ltd A/c 775210                         65,000
HSBC Global Custody Nominee (UK) Ltd A/c 775229                        793,000
HSBC Global Custody Nominee (UK) Ltd A/c 886603                     21,904,000
HSBC Global Custody Nominee (UK) Ltd A/c 775245                     40,099,467
HSBC Global Custody Nominee (UK) Ltd A/c 130007                        475,600
HSBC Global Custody Nominee (UK) Ltd A/c 770286                        908,978
HSBC Global Custody Nominee (UK) Ltd A/c 357206                    204,143,567
HSBC Global Custody Nominee (UK) Ltd A/c 866205                     11,864,250
HSBC Global Custody Nominee (UK) Ltd A/c 904332                        732,355
HSBC Global Custody Nominee (UK) Ltd A/c 916681                        454,600
HSBC Global Custody Nominee (UK) Ltd A/c 754612                      1,352,500
HSBC Global Custody Nominee (UK) Ltd A/c 361602                        114,000
HSBC Global Custody Nominee (UK) Ltd A/c 282605                      9,645,778
HSBC Global Custody Nominee (UK) Ltd A/c 360509                      8,461,823
HSBC Global Custody Nominee (UK) Ltd A/c 766793                        154,601

5. Number of shares / amount of stock notified as disclosable interest

302,396,551

6. Percentage of issued class

3,48%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 0.1p each

10. Date of transaction

Date of transaction(s) unknown - Section 198 Notification received
27 January 2003

11. Date company informed

27 January 2003

12. Total holding following this notification

302,396,551

13. Total percentage holding of issued class following this notification

3.48%

14. Any additional information

Notification in respect of section 198 Companies Act 1985

15. Name of contact and telephone number for queries

Deborah Russell - 01753 628096

16. Name and signature of authorised company official responsible for making this notification

Deborah Russell

Date of notification

28 January 2003



The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 mmO2 plc

Date: 28 January 2003                   By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary